UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 24, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

GMAC Inc.

File No. 001-03754 - CF#24588

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GMAC, Inc. (which subsequently changed its name to Ally Financial Inc.) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on January 5, 2010.

Based on representations by GMAC Inc. that this information contained in or related to examination, operating or condition reports prepared by, on behalf of, or for the use of an agency responsible for the regulation or supervision of financial institutions under the Freedom of Information Act, 5 U.S.C. 552(b)(8) and qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1 through January 5, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Todd K. Schiffman
Assistant Director